Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

September 18, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jason Fox

The Huntington VA Funds

SEC File No. 811-05010

Dear Mr. Fox:

Below please find our responses to your comments with respect to the Registrant’s website which resulted from your review of the Registrant’s NCSR filing relating to the offering of the Huntington VA Funds.

Comment:	Please change the website’s home page link to say “Top 25 Holdings”, rather than “Complete”.

Response:	The requested change has been made.

Comment:	The footnote at the bottom of the holdings page for each VA Funds says “…close of business on 6/30/10”. Please confirm that these holdings are updated as of the most recent quarter end.

Response:	The holdings are updated as of the most recent quarter; and the dates have been revised accordingly.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

Jay S. Fitton

Secretary

cc: Mr. David R. Carson, Chief Compliance Officer